SANTANDER INVESTMENT SECURITIES INC.

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2016
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

******

Filed Pursuant to Regulation 1.10(g) under the
Securities Exchange Act as a **PUBLIC** Document.



pwc

Report of Independent Registered Public Accounting Firm

To the Board of Directors of Santander Investment Securities Inc.,

In our opinion, the accompanying statement of financial condition and the related statements of operations, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows present fairly, in all material respects, the financial position of Santander Investment Securities Inc. as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The accompanying Computation of Net Capital for Brokers-Dealers pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934, Computation for Determination of Reserve Requirements for Brokers-Dealers pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934, Information Relating to the Possession or Control Requirements for Brokers-Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934, Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges Pursuant to Section 4d(2) under the Commodity Exchange Act, and Schedule of Secured Amounts and Funds Held in Separate Accounts for Foreign Futures and Foreign Options Customers Pursuant to Regulation 30.7 under the Commodity Exchange Act is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act. The supplemental information is the responsibility of the Company's management. The supplemental information has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the Computation of Net Capital for Brokers-Dealers pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934, Computation for Determination of Reserve Requirements for Brokers-Dealers pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934, Information Relating to the Possession or Control Requirements for Brokers-Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934, Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges Pursuant to Section 4d(2) under the Commodity Exchange Act, and Schedule of Secured Amounts and Funds Held in Separate Accounts for Foreign Futures and Foreign Options Customers Pursuant to Regulation 30.7 under

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us



the Commodity Exchange Act is fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP

March 9, 2017

SANTANDER INVESTMENT SECURITIES INC.

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2016

ASSETS

Cash	$ 358,028,129
Cash and securities — segregated under Federal and other regulations	82,940,400
Deposits with clearing organizations	691,259,578
Receivables from broker-dealers, financial institutions and clearing organizations	15,176,997
Receivables from customers	8,932,811
Receivables from affiliates	3,803,157
Securities owned — at fair value	2,173,880
Prepaid expenses	780,479
Deferred tax assets	31,368,677
Furniture, fixtures & leasehold improvements	349,626
Memberships in exchange — at cost (fair value of $810,294)	389,886
Other assets	16,484,099
TOTAL ASSETS	$ 1,211,687,719

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:

Payables to broker-dealers, financial institutions and clearing organizations	$ 13,095,080
Payables to customers	930,202,846
Securities sold, but not yet purchased — at fair value	699,652
Bonus accrual and other payables to employees	24,773,316
Accrued expenses and other liabilities	5,586,725
Income Tax Payable	97,033
Total Liabilities	974,454,652

STOCKHOLDER'S EQUITY:

Common stock, $0.01 par value —1,000 shares authorized, issued and outstanding	10
Additional paid-in capital	289,999,990
Accumulated deficit	(52,766,933)
Total Stockholder's Equity	237,233,067
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 1,211,687,719

See notes to statement of financial condition

SANTANDER INVESTMENT SECURITIES INC.

1. ORGANIZATION AND NATURE OF BUSINESS

Santander Investment Securities Inc. (the "Company"), a Delaware corporation, is wholly owned by Santander Holdings USA, Inc. (the "Parent"), which, in turn, is wholly owned by Banco Santander, S.A., a Spanish banking corporation (the "Ultimate Parent"). The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company is registered as a Futures Commission Merchant (FCM) with the Commodity Futures Trading Commission (CFTC), is a member of the National Futures Association (NFA), the New York Stock Exchange LLC (NYSE) and NYSE MKT LLC (NYSE MKT), and is a registered investment adviser under Section 203(c) of the Investment Advisers Act of 1940.

The Company is a clearing member of Chicago Mercantile Exchange Inc. (CME), Chicago Board of Trade, Inc. (CBOT), New York Mercantile Exchange, Inc. (NYMEX), Commodity Exchange, Inc. (COMEX) and Intercontinental Exchange (ICE). The Company clears and executes futures and options on futures transactions for a customer, the Ultimate Parent, in the various U.S. futures and commodities exchanges on an omnibus basis.

The Company's business activities include investment banking, institutional sales, trading and offering research reports of Latin American and European equity and fixed income securities. The Company clears its U.S. securities transactions through a third-party broker-dealer on an fully disclosed basis. International securities transactions are cleared through affiliates and other third parties.

On February 16, 2014, the Federal Reserve Board approved a final rule strengthening the supervision and regulation of foreign banking organizations under section 165 of the Dodd-Frank Wall Street Reform and Consumer Protection Act. The ruling requires all foreign banking organizations with material U.S. operations to establish a U.S. intermediate holding company for all of their U.S. subsidiaries with the exception of bank branches. As a result, on July 1, 2016, the Company's immediate parent company changed from Santander Investment, S.A. to Santander Holdings USA, Inc., a wholly owned subsidiary of the Ultimate Parent.

On December 10, 2013, the Federal Reserve Board, SEC, Office of the Comptroller of the Currency, Federal Deposit Insurance Corporation, and CFTC released final rules implementing the Volcker Rule, a part of the Dodd-Frank Wall Street Reform and Consumer Protection Act ("Volcker Rule"). The Volcker Rule was designed to prohibit banks from engaging in proprietary trading and owning or engaging in certain transactions with hedge funds or private equity funds. Under the Volcker Rule, certain activities may be permitted to continue (e.g. U.S government, agency, state, and municipal obligations, exemptions available for market making, underwriting, and risk mitigating/hedging activities), although under new, restrictive definitions. The implementing regulation for the Volcker Rule became effective on April 1, 2014 with an original conformance period that ran through July 21, 2015 for proprietary trading activities. On December 18, 2014, the Federal Reserve Board extended the conformance period until July 21, 2016 to conform investment in and relationships with covered funds and foreign funds that were in place prior to December 31, 2013. The implementation had no adverse impact on the Company's financial statements.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation — The Company's financial statements are presented in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates — The preparation of the Company's financial statements in conformity with U.S. generally accepted accounting principles ("GAAP") requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash — Cash accounts are held at two major money center banks. Cash held at such institutions may be in excess of Federal Deposit Insurance Corporation (FDIC) limits. The Company has not and does not expect to experience any loss as a result of cash being in excess of FDIC limits.

Cash and securities — segregated under Federal and other regulations — In accordance with Rule 15c3-3 of the Securities Exchange Act of 1934 ("Rule 15c3-3") and segregation rules of the CFTC, the Company is obligated to segregate cash or qualified securities for the exclusive benefit of its customers. The Company's policy to invest segregrated customer funds in treasury bills is in accordance with CFTC 1.25 regulations.

Securities Owned and Securities Sold, But Not Yet Purchased — Securities transactions and the related revenues and expenses are recorded on trade date. Securities owned or securities sold, but not yet purchased, are stated at fair value based on observable market prices.

Receivables from and Payables to Broker-Dealers, Financial Institutions and Clearing Organizations — Receivables from and payables to broker-dealers, financial institutions and clearing organizations primarily represent Delivery versus Payment and Receipt versus Payment (DVP/RVP) trades past settlement date. In addition, it includes trade date versus settlement-date accruals related to the Company's trading accounts and the net commissions earned on trades settling after year-end for these accounts and the futures contracts related activities.

Receivables from and Payables to Customers — Customer securities transactions are recorded on a settlement-date basis. Receivables from and payables to customers include amounts due on cash and DVP/RVP securities transactions and cash deposits received from the futures customer to cover margin calls from commodity clearing organizations, and net unrealized gains and losses not yet remitted. Securities owned by customers, including those that collateralize margin or other similar transactions, are not reflected in the statement of financial condition.

Deposits with Clearing Organizations — Deposits with clearing organizations include cash and U.S. Treasury securities, at fair value, deposited as margin as required by the CME and ICE related to the Company's futures business.

Membership in Exchange — Membership in exchange consists of shares of ICE purchased as ownership and a seat on that exchange. The shares and the seat are reflected at cost in the statement of financial condition and assessed periodically for potential impairment in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 360, *Property, Plant and Equipment*. There were no membership impairments in 2016.

Foreign Currency Translation — The U.S. dollar is the Company's functional and reporting currency. Assets and liabilities, denominated in foreign currencies, are translated at closing rates of exchange on December 31, 2016.

Income Taxes — The Company accounts for income taxes in accordance with the provisions of ASC 740, *Income Taxes* ("ASC 740"), which requires that an asset and liability approach be applied in accounting for income taxes, and that deferred tax assets and liabilities be reflected for temporary differences using tax rates expected to be in effect when such differences reverse.

Deferred tax assets or liabilities are recognized for the estimated future tax effects attributable to temporary differences and carryforwards. A temporary difference is the difference between the tax basis of an asset or liability and its reported amount in the financial statements. Deferred tax assets and liabilities are determined at currently enacted income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

The realization of the deferred tax asset is assessed and a valuation allowance is recorded to the extent that it is more likely than not that any portion of the deferred tax asset will be realized.

New Accounting Pronouncements —

In May 2014, the FASB issued ASU 2014-09, *Revenue from Contracts with Customers*. The new guidance will create a more principles-based approach to revenue recognition. Under the new guidance, companies will recognize revenue to depict the transfer of promised goods or services to customers in amounts that reflect consideration to which a company expects to be entitled in exchange for those goods or services by applying a five step process. The standard would require additional disclosures and provide more guidance for transactions such as revenue and contract modification. The guidance must be adopted using either a full retrospective approach or a modified retrospective approach. In addition, an explanation of the significant changes between the reported results under the new revenue standard and prior US GAAP is needed. The guidance will be applicable for the Company in the fiscal year beginning January 1, 2018. The Company is currently evaluating the impact of adopting this ASU on the Company's financial statements.

In August 2014, the FASB issued ASU 2014-15, *Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern*. This update requires an entity's management to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the entity's ability to continue as a going concern within one year after the date that the financial statements are issued (or within one year after the date that the financial statements are available to be issued when applicable). When conditions or events raise substantial doubts about an entity's ability to continue as a going concern, management shall disclose: i) the principal conditions or events that raise substantial doubt about the entity's ability to continue as a going concern; ii) management's evaluation of the significance of those conditions or events in relation to the entity's ability to meet its obligations; and iii) management's plans that are intended to mitigate the conditions or events – and whether or not those plans alleviate the substantial doubt about the entity's ability to continue as a going concern. ASU 2014-15 is effective for the annual period ending after December 15, 2016, and early application is permitted. Management has evaluated whether there are any conditions or events, that raise substantial doubt about the company's ability to continue as a going concern, and has concluded that there are no conditions or events, that raise substantial doubt about the Company's ability to continue as a going concern.

In January 2015, the FASB issued ASU 2015-01, *Income Statement - Extraordinary and Unusual Items (Subtopic 225-20): Simplifying Income Statement Presentation by Eliminating the Concept of Extraordinary Items.* This ASU eliminates the concept of extraordinary items from U.S. GAAP, which previously required the separate classification, presentation, and disclosure of extraordinary events and transactions. The amendment will be effective for the Company for the first reporting period ending after December 15, 2015, with early adoption permitted if the guidance is applied from the beginning of the fiscal year of adoption. Adoption of the amendment by the Company can be either on a prospective or retrospective basis. The adoption of this ASU has no impact on the company's financial statements.

In May 2015, the FASB issued ASU 2015-7, *Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities that Calculate Net Asset Value per Share (or Its Equivalent) (a consensus of the Emerging Issues Task Force).* This ASU removes the requirement to categorize investments fair valued using the net asset value per share practical expedient within the fair value hierarchy. It also modifies disclosure requirements to include only investments for which the entity elects to use the practical expedient rather than the prior guidance which required disclosures for all investments eligible to use the practical expedient. This amendment will be effective for the Company for the first reporting period beginning after December 15, 2015, with early adoption permitted. Adoption of the amendment by the Company must be on a retrospective basis for all periods presented. The Company has no investments in entities that calculate Net Asset Value per Share, therefore, this guidance had no impact on the Company's financial statement upon adoption.

In January 2016, the FASB issued ASU 2016-01, *Financial Instruments - Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities.* This amendment requires that 1) equity investments, except those accounted for under the equity method of accounting or result in consolidation of the investee, be measured at fair value with changes in the fair value being recorded in net income, unless those equity investments do not have readily determinable fair values in which case they will be measured at cost less impairment, if any, plus the effect of changes resulting from observable price transactions in orderly transactions or for the identical or similar investment of the same issuer, 2) simplifies the impairment assessment of equity instruments that do not have readily determinable fair values, 3) eliminates the requirement to disclose methods and assumptions used to estimate fair value of instruments measured at amortized cost on the balance sheet, 4) requires public business entities to use "exit price" when measuring the fair value of financial instruments, 5) requires entities to separately present in other comprehensive income the portion of the total change in fair value of a liability resulting from instrument-specific credit risk when the fair value option has been elected for that liability, 6) requires separate presentation of financial assets and financial liabilities by measurement category and form of financial asset on the balance sheet or in the accompanying notes, and 7) clarifies that an entity should evaluate the need for a valuation allowance on its deferred tax asset related to its available-for-sale securities in combination with its other deferred tax assets. This amendment will be effective for the Company for the first reporting period beginning after December 15, 2017, with earlier adoption permitted by public business entities on a limited basis. Adoption of the amendment must be applied by means of a cumulative-effect adjustment to the balance sheet as of the beginning of the fiscal year of adoption, except for amendments related to equity instruments that do not have readily determinable fair values which should be applied prospectively. The Company is in the process of evaluating the impacts of the adoption of this ASU.

3. RECEIVABLES FROM AND PAYABLES TO BROKER-DEALERS, FINANCIAL INSTITUTIONS AND CLEARING ORGANIZATIONS

Receivables from broker-dealers, financial institutions and clearing organizations include amounts receivable for securities not delivered by the Company to the purchaser by settlement date, proprietary, and customer cash and DVP/RVP transactions cleared through a U.S. broker-dealer on a fully disclosed basis or through non-U.S. affiliates and for U.S. futures transactions.

Payables to broker-dealers, financial institutions and clearing organizations primarily include amounts payable for securities not received by the Company from a seller by settlement date and balances related to U.S. futures transactions.

Receivables from and payables to broker-dealers, financial institutions and clearing organizations at December 31, 2016, consist of the following:

	Receivables	Payables
Securities failed-to-deliver/receive	$ 5,009,293	$ 10,283,866
Receivables from/payables to clearing brokers and clearing organizations	9,340,491	2,811,214
Trade date accrual	827,213	-
	$ 15,176,997	$ 13,095,080

4. FAIR VALUE MEASUREMENTS

The Company applies the provision of ASC 820, *Fair Value Measurement*, which establishes a fair value hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure the financial instruments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument.

Financial assets and liabilities recorded on the statement of financial condition are categorized based on the inputs to the valuation techniques as follows:

Level 1 — Financial assets and liabilities whose values are based on unadjusted quoted prices for identical assets or liabilities in an active market that the Company has the ability to access (examples include active exchange-traded equity securities, most U.S. Government and agency securities, and certain other sovereign government obligations).

Level 2 — Financial assets and liabilities whose values are based on quoted prices that are available but traded less frequently or model inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

a. Quoted prices for similar assets or liabilities in active markets (restricted stocks); and

b. Quoted prices for identical or similar assets or liabilities in non-active markets (examples include certain corporate and municipal bonds and certain Latin American equities, which trade infrequently).

Level 3 — Financial assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect management's own assumptions about the assumptions a market participant would use in pricing the asset or liability.

A review of fair value hierarchy classifications and transfer between levels is conducted on a periodic basis and transfers between levels are recorded at the end of the year. During 2016, there were no level 3 assets or liabilities. During the year ended December 31, 2016, no transfers between levels occurred.

The Company's financial assets that are measured at fair value on a recurring basis by valuation hierarchy as of December 31, 2016, consisted of the following:

| | Fair Value Measurements at December 31, 2016 | | | |
	Level 1	Level 2	Level 3	Total
Assets:				
Cash and securities — segregated under Federal and other regulations				
U.S. Treasuries	$ -	$ 14,982,150	$ -	$ 14,982,150
Securities owned:				
Equities and American Depository Receipts	757,744	1,416,136	-	2,173,880
Deposits with clearing organizations:				
U.S. Treasuries	-	621,513,250	-	621,513,250
Other assets:				
Money market funds	479,076	-	-	479,076
Mutual funds	1,540,602	-	-	1,540,602
Total	$ 2,777,422	$ 637,911,536	$ -	$ 640,688,958
Liabilities:				
Securities sold not yet purchased				
Equities and American Depository Receipts	$ 699,652	$ -	$ -	$ 699,652
Accrued expenses and other liabilities (employee compensation)	2,019,678			$ 2,019,678
Total	$ 2,719,330	$ -	$ -	$ 2,719,330

As of December 31, 2016, deposits with clearing organizations included in the statement of financial condition, consists of U.S. Treasury Bills of approximately $622 million and cash of $69 million.

The following describes the valuation techniques used by management to determine the fair value of financial instruments:

Equities and American Depository Receipts and U.S. Treasuries are valued at quoted market prices. Shares of money market and mutual funds are valued at quoted market prices, which represents their

net asset value at year end. Accrued expenses and other liabilities are valued based on quoted market prices of the money market and mutual funds discussed above.

5. RELATED-PARTY TRANSACTIONS

The Company has significant related-party transactions and balances with affiliates. The Company executes, clears and custodies certain of its securities transactions through various affiliates in Latin America and Europe. Some of these transactions are denominated in foreign currencies. The Company earns revenues for investment advisory services performed for certain affiliates. In addition, the Company pays for services (primarily costs relating to management, administrative support services, systems and risk management) received from its New York affiliates under service agreements and for execution and clearance services received from other affiliates. As of December 31, 2016, the related-party balances consisted of the following:

Assets:

Receivables from broker-dealers, financial institutions and clearing organizations	$ 4,603,252
Receivables from affiliates	3,803,157
Other assets	652,331

Liabilities:

Payables to broker-dealers, financial institutions and clearing organizations	$ 1,958,865
Payables to customers - Ultimate Parent	929,111,162

Subordinated Loan Agreements — The Company has entered into a Revolving Subordinated Loan agreement ("Revolver") with its Ultimate Parent, effective June 8, 2016, not to exceed $290 million in aggregate with a maturity date of June 8, 2018. Any amounts advanced in accordance with this agreement will be considered net capital on the date drawn down. Such amount shall not be considered as equity in the calculation of the Company's Debt Equity ratio. During the year ended December 31, 2016, the Company borrowed under the Revolver several times in the sum of $2.1 billion and subsequently repaid the entire amount. The average interest rate for the borrowings, under the Revolver, during the year was 2.83%. The Revolver has been approved by FINRA and therefore, qualifies as capital in computing Net Capital under SEC's Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934 ("Rule 15c3-1"). As of December 31, 2016, there were no advances outstanding under the Revolver. In addition, during the year ended December 31, 2016, the Company borrowed two times under Temporary Subordinated Loan agreements with its Ultimate Parent the sum of $2.0 billion and subsequently repaid the entire amount. The average interest rate for the borrowings, under the Temporary Subordinated Loans, during the year was 2.7%.

Membership in Exchange — The Ultimate Parent was approved as a CME Rule 106.1 Affiliated Member Firm and owns the membership under this rule. The Company is a clearing member of the CME at no cost since the membership is owned by the Ultimate Parent and the business is performed exclusively for its benefit.

6. OTHER ASSETS

At December 31, 2016, other assets primarily consisted of $12.2 million fee income receivables resulting from capital market activities and $2.0 million investment of voluntary deferred compensation in a non-qualified deferred compensation arrangement in which funds are invested in an irrevocable trust to be held for the benefit of employees for retirement purposes, commonly known as a "Rabbi Trust." The Rabbi Trust has a corresponding liability of $2.0 million included in accrued expenses and other liabilities. In the event of the Company's insolvency the assets become part of the Company's assets for creditors and the liabilities become part of general creditor liabilities.

7. INCOME TAXES

As of December 31, 2016, the Company had gross deferred tax assets of approximately $31.4 million and no gross deferred tax liabilities. The gross deferred tax assets are principally related to federal and state net operating losses and alternative minimum tax (AMT) credit carryforwards.

The Company's deferred tax asset, net of the valuation allowance, is $31.4 million and $12.0 million as of December 31, 2016, and December 31, 2015, respectively. In 2016, the Company released all of its valuation allowance of $38.6 million on the basis of management's reassessment of the amount of its deferred tax assets that are more likely than not to be realized. As of December 31, 2016, the Company's valuation allowance decreased from $38.6 million to $0, for a net decrease of $38.6 million.

At December 31, 2016, the Company had federal net operating loss carryforwards of approximately $60.1 million, which expire if not utilized in the years 2022 through 2035, and state net operating loss carryforwards of $68.4 million, which could expire if not utilized in the year 2034. The Company has alternative minimum tax credit carryforwards of approximately $3 million, which do not expire.

The Company is included in the filing of consolidated federal and combined state and local tax returns with the New York State, and New York City jurisdictions. The Company is currently under examination by the Internal Revenue Service for year 2014 and under examination by New York City for years 2011-2013. The Company remains subject to income tax examination by the Internal Revenue Service for years 2013 and after and state examinations for years 2011 and after.

The Company, along with its parent and other affiliates, is included in federal consolidated and certain combined and unitary state and local returns. The Company computes its state income tax provision as if it filed its return on a stand alone basis. For these states the Company settles its current income tax provision under a tax sharing arrangement, which is also computed on a stand alone basis.

The Company's policy on classification of interest and penalties related to uncertain tax positions is that such interest and penalties are classified as income taxes. The Company does not expect its unrecognized tax benefits balance to change significantly in the next twelve months.

No uncertain tax positions accrued at December 31, 2016.

8. REGULATORY CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) (the "Rule") of the Securities Exchange Act of 1934. The Company computes its minimum net capital requirement pursuant to the alternative method of the Rule, which requires net capital of not less than the greater of 2% of aggregate debit items arising from customer transactions, as defined, or $1.0 million.

As an FCM, the Company is subject to the Minimum Financial Requirements Rule pursuant to Regulation 1.17 under the Commodity Exchange Act, which states that the minimum net capital requirement is to be calculated as the greater of $1.0 million or 8% of the domestic and foreign domiciled customer risk maintenance margin performance bond requirements for all domestic and foreign futures and options on futures contracts, excluding the risk margin associated with naked long options positions.

At December 31, 2016, the Company's regulatory net capital, as amended, and defined under SEC and CFTC rules, was $169.9 million which was $156.8 million in excess of the minimum required net capital.

9. CASH AND SECURITIES— SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

A U.S. Treasury Bill with a fair value of $15 million is segregated in a special reserve bank account held at Bank of New York for the exclusive benefit of customers under Rule 15c3-3 of the Securities Exchange Act of 1934 and cash of $68 million is on deposit in customer segregated fund accounts held at JP Morgan Chase in accordance with the Commodity Exchange Act Rule 1.20.

10. COMMITMENTS, CONTINGENCIES AND GUARANTEES

Litigation — Various lawsuits, claims, and proceedings have been, or may be, instituted or asserted against the Company relating to the conduct of its business. Management evaluates each contingent matter separately. A loss is recorded if probable and reasonably estimable. Management establishes reserves for these contingencies at its "best estimate," or, if no one amount within the range of possible losses is more probable than any other, the Company records an estimated reserve at the low end of the range of losses.

As of December 31, 2016, the Company is a defendant in civil actions arising out of the underwriting of securities of various issuers. Due to the uncertain outcome of the remaining actions, management is unable to evaluate the likely outcome and any possible loss cannot be estimated. Subject to the foregoing, the Company believes, based on current knowledge and after consultation with counsel, that the outcome of such pending matters will not have a material adverse effect on the Company's Stockholder's Equity.

Guarantees — The Company is a member of exchanges and clearing houses. In the normal course of business the Company provides guarantees (that meet the accounting definition of guarantee under ASC 460, *Guarantees*) to clearinghouses and exchanges. These guarantees generally are required under the standard membership agreements, such that members are required to guarantee the performance of other members. Additionally, if a member becomes unable to satisfy its obligations to the clearinghouse, other members would be required to meet these shortfalls. To mitigate these performance risks, the exchanges and clearinghouses often require members to post collateral. The Company's obligations under such guarantees could exceed the collateral amounts posted. The maximum potential liability under these arrangements cannot be quantified; however,

the potential for the Company to be required to make payments under such guarantees is deemed remote. Accordingly, no contingent liability was recorded for these arrangements at December 31, 2016.

Other – The Company executes certain transactions primarily on an agency basis which settle through a third-party clearing broker. Settlement typically occurs within one to three trading days after the trade date. Cash settlement of the transaction occurs upon receipt or delivery of the underlying securities. Under a securities clearing agreement with this third-party clearing broker, the Company maintains a collateral deposit with them in the form of cash. In the event a counterparty fails to fulfill its obligation, the clearing broker has the right to deduct any loss or expense incurred from the deposit account. The Company did not record any liabilities or losses with regard to this right for the year ended December 31, 2016.

11. **DEFERRED COMPENSATION AND BENEFIT PLANS**

The Company is a participant, in conjunction with other affiliates, in a defined pension plan sponsored by Banco Santander S.A., New York Branch (the "Plan Sponsor"), covering substantially all employees. Benefits are based on years of service and the average compensation during the five highest paid consecutive calendar years. The funding policy is to contribute the annual pension costs accrued, but not less than the Employee Retirement Income Security Act of 1974 minimum and not more than the maximum amount deductible for tax purposes. Allocations of plan costs, assets, actuarial gains, and elements of plan performance between the affiliates have been determined by an actuary. Effective December 31, 2010, the defined pension plan was frozen. The amount recorded by the Company is $861,792 representing the Company's share of pension liability and is included in bonus accrual and other payables to employees in the statement of financial condition as of December 31, 2016.

The Company also participates with other affiliates, in an employee deferred compensation plan sponsored by Santander Holdings USA, covering substantially all employees, which qualifies under Section 401(k) of the Internal Revenue Code.

In 2010, the Ultimate Parent established and approved a deferred compensation plan that the Company participates in. In accordance with the plan, distributions (whether payable in cash or shares of Ultimate Parent common stock) will be made in three equal installments over a three year period, if the employee remains employed at the Company or an affiliate of Santander Group through the applicable payment date and certain performance conditions are met in the opinion of the Banco Santander Board of Directors. Deferred compensation of $2.9 million is included in bonus accrual and other payables to employees in the statement of financial condition at December 31, 2016.

12. **OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK**

In the normal course of business, the Company's activities involve executions of various securities and futures transactions as principal or agent. These activities may expose the Company to risk in the event counterparties are unable to fulfill their contractual obligations. The Company's counterparties include customers and certain related entities, generally U.S. institutional investors, and broker-dealers that are members of major regulated exchanges.

The Company may be exposed to a risk of loss not reflected in the statement of financial condition for securities sold, but not yet purchased, should the value of such securities rise.

The Company records customer securities and futures transactions in conformity with the settlement cycle of the respective country, which is generally one to five business days after trade date. The Company is therefore exposed to off-balance-sheet risk of loss on unsettled transactions in the event customers and other counterparties are unable to fulfill their contractual obligations.

The Company seeks to control the risks associated with these activities by requiring the counterparty to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requests counterparties to deposit additional collateral, or reduce securities positions when necessary.

In the normal course of business, the Company retains cash and cash segregated under Federal and other regulations at two major money center banks, which at times may exceed FDIC insurance limits.

13. FAIR VALUE OF FINANCIAL INSTRUMENTS

Substantially all of the Company's assets and liabilities, which qualify as financial instruments under ASC 825, *Financial Instruments*, are carried at fair value or contracted amounts, which approximate fair value and are considered Level 1. Financial assets which are recorded at contracted amounts approximating fair value consist largely of short-term receivables, including customer receivables, and certain other receivables. Similarly, the Company's financial liabilities, such as customer payables and certain other payables, are recorded at amounts approximating fair value. These instruments generally have variable interest rates and short-term maturities, in many cases overnight, and accordingly their fair values are not materially affected by changes in interest rates. As such, these assets and liabilities are considered Level 1, in accordance with ASC 825.

14. SUBSEQUENT EVENTS

The Company has evaluated events and transactions that occurred subsequent to December 31, 2016 through March 9, 2017, the date on which these statement of financial condition were issued. As a result of the Company's evaluation, the Company determined that there have been no subsequent events that require adjustment to, or disclosure in, this statement of financial condition.

****